Exhibit (e)(14)
EXCERPTS FROM THE THIRD SUPPLEMENT TO APPLICA’S
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
(FILED WITH THE SEC ON DECEMBER 28, 2006)
UPDATE TO INTERESTS OF OUR DIRECTORS AND EXECUTIVE OFFICERS IN THE
MERGER
     In considering the recommendation of the board to vote in favor of the adoption of the merger agreement, our shareholders should be aware that members of the board of directors and certain of our executive officers have interests in the merger that are different from, or are in addition to, the interests of Applica shareholders generally and that may create potential conflicts of interest. During its deliberations in determining to recommend to its shareholders that they vote in favor of the merger proposal, the board was aware of these interests. This section updates certain information contained in the definitive proxy statement regarding the interests of our directors and executive officers in the merger to reflect the revised per share purchase price set forth in the amended merger agreement. Otherwise the information in the definitive proxy statement under the heading “Interests of our Directors and Executive Officers in the Merger” remains unchanged. Please refer to the more detailed information regarding such interests contained in the definitive proxy statement.
Treatment of Stock Options
     As of the record date, there were 770,000 shares of our common stock subject to outstanding stock options granted under our equity incentive plans to our current executive officers and directors with a per share exercise price of less than $7.50. As of the effective time of the merger, all options to acquire Applica common stock outstanding immediately prior to the effective time of the merger, whether or not then exercisable or vested, shall become:
•	fully exercisable and vested; and

•	shall be cancelled, retired and extinguished and shall no longer be outstanding following the effective time of the merger.
     In the merger, each director and executive officer holding stock options that have an exercise price of less than $7.50 per share will receive an amount in cash, without interest, less any required withholding taxes, equal to the excess of $7.50 over the applicable per share exercise price for each stock option held, multiplied by the aggregate number of shares of our common stock into which the applicable stock option was exercisable immediately prior to the effective time of the merger. Options with a per share exercise price equal to or in excess of $7.50 will be terminated and cancelled without any consideration therefore if not exercised prior to the effective time of the merger.

     The following table summarizes the outstanding vested and unvested options held by our executive officers and directors as of the record date, and the consideration that each of them will receive pursuant to the amended merger agreement in connection with the cancellation of their options:

		Weighted Average
	No. of Shares	Exercise Price of
	Underlying In-The-	In-The-Money Vested
	Money Vested and	and Unvested	Resulting
Name	Unvested Options	Options	Consideration
Susan J. Ganz	3,000	$3.48	$12,060
Leonard Glazer	3,000	$3.48	$12,060
Ware H. Grove	3,000	$3.48	$12,060
Brian Guptill	40,000	$4.575	$117,000
J. Maurice Hopkins	3,000	$3.48	$12,060
Thomas J. Kane	3,000	$3.48	$12,060
Christopher B. Madison	—	—	—
Terry L. Polistina	150,000	$4.553	$442,050
Jerald I. Rosen	3,000	$3.48	$12,060
Harry D. Schulman	550,000	$4.227	$1,800,150
Paul K. Sugrue	3,000	$3.48	$12,060